Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2010 Second Quarter Results as well as the Shareholders’ Letter, Financial Review and Supplemental Information on Brookfield’s website under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2010 Second Quarter Results conference call can be accessed via webcast on August 6, 2010 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES STRONG
OPERATING CASH FLOW OF $327 MILLION FOR SECOND QUARTER OF 2010

TORONTO, August 6, 2010 – Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today announced its financial results for the second quarter ended June 30, 2010. The financial results are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

Cash Flow From Operations

Cash flow from operations for the second quarter increased to $327 million ($0.53 per share) from $294 million ($0.49 per share) in the second quarter of 2009, representing an 11% increase. The operating results benefitted from continued strong performance by the company’s commercial office businesses reflecting high occupancy levels and improved leasing markets as well as disposition gains within the company’s power generation and specialty investment operations. Operating returns from infrastructure operations increased due to improving economic conditions and investment of additional capital at favourable returns, while lower water levels more than offset the impact of higher realized prices within the company’s power generating operations.

	Three months ended June 30			Six months ended June 30
	2010	2009	2009	2010	2009	2009
US$ millions (except per share amounts)	IFRS	IFRS	CGAAP	IFRS	IFRS	CGAAP

Cash flow from operations	$327	$294	$276	$693	$542	$549
– per share	$0.53	$0.49	$0.46	$1.13	$0.91	$0.92

“The current environment is providing us with favourable circumstances to increase the returns from our existing businesses by driving operating excellence,” commented Bruce Flatt, CEO of Brookfield. “At the same time, given the volatility in the capital markets, there continue to be a number of attractive investment opportunities that we are reviewing to add to our portfolio of assets.”

1 |  Brookfield Asset Management Inc. – 2010 Q2 Results

Net Income

The following table reconciles cash flow from operations to net income attributable to common shareholders. Adjustments to arrive at net income in 2010 consist largely of accounting depreciation on power generating facilities and industrial businesses, which for the six month period was partially offset by net revaluation gains. Net income in 2009 under IFRS reflected a reduction in the appraisal values of the commercial office portfolio, whereas office properties are not fair valued under Canadian GAAP and, accordingly, no such adjustment was recorded in the same period under that basis of accounting.

	Three months ended June 30			Six months ended June 30
	2010	2009	2009	2010	2009	2009
US$ millions (except per share amounts)	IFRS	IFRS	CGAAP	IFRS	IFRS	CGAAP

Cash flow from operations	$327	$294	$276	$693	$542	$549
Less: disposition gains1	(102)	(23)	―	(187)	(43)	―
Net income before fair value and other adjustments	225	271	276	506	499	549
Fair value adjustments, depreciation and deferred taxes	(136)	(613)	(129)	(253)	(1,133)	(309)
Net income (loss) attributable to common shareholders	$89	$(342)	$147	$253	$(634)	$240
– per share	$0.12	$(0.60)	$0.24	$0.37	$(1.12)	$0.39

1.	Recorded in equity under IFRS, as opposed to net income.
2.	Presented net of non-controlling interests.

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income prior to depreciation and amortization, revaluation gains or losses, future income taxes and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, and after deducting the associated interests of non-controlling shareholders. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income in the Supplemental Information available at www.brookfield.com and on page 8 of this release. Cash flow from operations is a non-IFRS measure which does not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Net Asset Value

The net asset value of Brookfield’s common equity was $29.69 per share at quarter end. Brookfield’s renewable power and utility assets are revalued on an annual basis, so this represents only a partial update of net asset values. Please see page 6 of this release for further information on the company’s net asset values.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on November 30, 2010, to shareholders of record as at the close of business on November 1, 2010. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s website under Investor Centre/Stock and Dividend Information.

2 |  Brookfield Asset Management Inc. – 2010 Q2 Results

Additional Information

The Letter to Shareholders and the company’s Financial Review and Supplemental Information for the quarter ended June 30, 2010 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the six months ended June 30, 2010, which have been prepared using the standards and interpretations currently issued under International Financial Reporting Standards (“IFRS”) and expected to be effective at the end of our first annual IFRS reporting period, which is intended to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified. The amounts have not been audited or subject to review by our external auditor.

* * * * *

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Investors/Media
Katherine Vyse SVP, Investor Relations and Communication	Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “continue,” “expect,” “intend,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “can,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: improving economic conditions; attractive investment opportunities; and accounting policies adopted under IFRS and the potential modification of the application thereof. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

3 |  Brookfield Asset Management Inc. – 2010 Q2 Results

STATEMENTS OF CASH FLOW FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(Unaudited)	Segmented		Segmented
US$ millions (except per share amounts)	2010	2009	2010	2009
Asset management and other services	$78	$58	$149	$110
Revenues less direct operating costs
Renewable power generation	149	106	262	252
Commercial properties	90	89	160	145
Infrastructure	34	15	64	34
Development activities	37	22	45	10
Special situations	29	71	155	79
Investment and other income	38	50	124	158
	455	411	959	788
Expenses
Interest	74	64	149	124
Operating costs	54	48	112	116
Current income taxes	―	5	5	6
Cash flow from operations	$327	$294	$693	$542
Cash flow from operations per common share – diluted	$0.53	$0.49	$1.13	$0.91

Notes:

Cash flow from operations in this statement is on a segmented basis and represents the operations of Brookfield Asset Management net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to the company’s Financial Review and Supplemental Information which is available at www.brookfield.com.

The statements of cash flow from operations above are prepared on a basis that is consistent with the company’s Supplemental Information and differs from net income and loss as presented in the company’s consolidated statements of operations on page 7 of this release, which is prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. A reconciliation between these two bases of presentation is provided on page 8 of this release.

4 |  Brookfield Asset Management Inc. – 2010 Q2 Results

STATEMENTS OF INVESTED CAPITAL1

	Consolidated 2	Net Invested Capital 3
(Unaudited)	June 30	June 30	December 31
US$ millions	2010	2010	2009
Assets
Asset management and other services	$1,524	$686	$803
Operating platforms
Renewable power generation	14,474	7,545	8,018
Commercial properties	22,556	5,126	4,841
Infrastructure	6,220	1,485	1,546
Development activities	8,608	2,596	2,403
Special situations	7,434	1,716	1,631
Cash and financial assets	2,282	1,708	1,645
Other assets	951	951	945
	$64,049	$21,813	$21,832

Liabilities
Corporate borrowings	$2,625	$2,625	$2,593
Subsidiary borrowings	23,368	832	779
Other liabilities	8,389	1,832	2,028
	34,382	5,289	5,400
Capitalization
Capital securities	1,628	627	632
Shareholders’ equity
Non-controlling interests	12,142	―	―
Preferred equity	1,413	1,413	1,144
Common equity4	14,484	14,484	14,656
	29,667	16,524	16,432
	$64,049	$21,813	$21,832

	Consolidated 2	Net Invested Capital 3
(Unaudited)	June 30	June 30	December 31
US$ millions (except per share amounts)	2010	2010	2009
Common equity	$14,484	$14,484	$14,656
Unrecognized values under IFRS	3,000	3,000	2,050
Net asset value	$17,484	$17,484	$16,706
Per common share	$29.69	$29.69	$28.53

1.
Balances exclude upward adjustments to reflect the fair value of assets that are carried at the lower of cost or net realizable value or otherwise not recognized under IFRS (see table below), and also exclude deferred tax adjustments that reflect the application of tax rates to the difference between these carrying values and tax values.

2.
Consolidated balances are prepared on a basis consistent with the company’s interim financial statements with the principal exception that assets are organized by business segment and balances are not classified between current and long term.

3.	Net invested capital balances prepared on a segmented basis, net of non-recourse debt and non-controlling interests.

4.	Common equity and non-controlling interests are presented on a pre-tax basis.

5.	See page 6 for further information on net asset values.

5 |  Brookfield Asset Management Inc. – 2010 Q2 Results

STATEMENTS OF CHANGES IN NET ASSET VALUE

(Unaudited)	Three months ended June 30, 2010			Six months ended June 30, 2010
US$ millions (except per share amounts)	Total	Per Share		Total	Per Share
Opening net asset value	$17,081	$29.09		$16,706	$28.53
Operating cash flow	327	0.53	1	693	1.13	1
Less: realization gains2	(102)	(0.19)		(102)	(0.19)
Preferred share dividends	(19)	n/a	1	(35)	.n/a	1
Fair value changes
Asset valuations	858	1.39		1,109	1.74
Foreign currency	(311)	(0.50)		(308)	(0.50)
Depreciation and amortization	(184)	(0.30)		(341)	(0.56)
Other	(92)	(0.20)		(89)	(0.20)
Total return	477	0.73		927	1.42
Common share dividends	(74)	(0.13)		(149)	(0.26)
Total change in value	403	0.60		778	1.16
Closing net asset value – June 30	$17,484	$29.69		$17,484	$29.69

1.	Operating cash flow per share is presented net of preferred share dividends.
2.	Represents the portion of disposition gains that were previously included in equity as unrealized gains or appraisal surplus.

6 |  Brookfield Asset Management Inc. – 2010 Q2 Results

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2010	2009	2010	2009
Total revenues	$3,081	$2,549	$5,825	$4,582

Asset management and other services	78	58	149	110
Revenues less direct operating costs
Renewable power generation	164	208	403	419
Commercial properties	300	240	579	457
Infrastructure	58	18	105	49
Development activities	112	74	182	64
Special situations	104	34	178	72
Equity accounted income	121	91	236	165
Investment and other income	173	187	315	334
	1,110	910	2,147	1,670
Expenses
Interest	433	367	860	702
Operating costs	109	91	202	187
Current income taxes	25	30	46	41
Net income prior to other items	543	422	1,039	740
Other items
Depreciation and amortization	(208)	(137)	(387)	(322)
Fair value changes	(1)	(887)	127	(1,674)
Future income taxes	39	92	3	143
Net income (loss)	$373	$(510)	$782	$(1,113)

Net income (loss) attributable to:
Common shareholders	$89	$(342)	$253	$(634)
Non-controlling interests	284	(168)	529	(479)
	$373	$(510)	$782	$(1,113)

Net income (loss) per common share
Diluted	$0.12	$(0.60)	$0.37	$(1.12)
Basic	$0.12	$(0.62)	$0.38	$(1.14)

Notes:
The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results presented elsewhere do not.

7 |  Brookfield Asset Management Inc. – 2010 Q2 Results

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO NET INCOME

	Three months ended June 30				Six months ended June 30
(Unaudited)	2010		2009		2010		2009
US$ millions	Total 1	Net 2	Total 1	Net 2	Total 1	Net 2	Total 1	Net 2
Cash flow from operations (page 4)	n/a	$327	n/a	$294	n/a	$693	n/a	$542
Less: disposition gains recognized in equity under IFRS	n/a	(102)	n/a	(23)	n/a	(187)	n/a	(43)
Net income prior to other items	543	225	422	271	1,039	506	740	499
Depreciation and amortization	(208)	(184)	(137)	(121)	(387)	(341)	(322)	(281)
Fair value changes	(1)	(5)	(887)	(574)	127	58	(1,674)	(962)
Future income taxes	39	53	92	82	3	30	143	110
Net income (loss) attributable to common shareholders	n/a	89	n/a	(342)	n/a	253	n/a	(634)
Non-controlling interests	―	284	―	(168)	―	529	―	(479)
Net income (loss) (page 7)	$373	$373	$(510)	$(510)	$782	$782	$(1,113)	$(1,113)

1.	Includes results attributable to non-controlling interests.
2.	Excludes results attributable to non-controlling interests.

8 |  Brookfield Asset Management Inc. – 2010 Q2 Results